SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  --------------------------------------------


                                    FORM 11-K

|X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-18886

         A.       HS Resources, Inc. 401(k) & Profit Sharing Plan
                                      and
                  HS Resources, Inc. Profit Sharing Plan

         B.       HS Resources, Inc.
                  One Maritime Plaza, 15th Floor
                  San Francisco, CA 94111

                                EXPLANATORY NOTE

Effective July 1, 1990 and June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment 401(k) Plan (the "401(k) Plan") and the HS Resources, Inc. Profit Sharing Plan (the "Profit Sharing Plan"), respectively. The 401(k) Plan was amended and restated effective August 1, 1998. The amendment merged the Profit Sharing Plan into the 401(k) Plan and changed the name of the 401(k) Plan to the HS Resources, Inc. 401(k) & Profit Sharing Plan (the "Plan").

Because the Profit Sharing Plan was merged into the 401(k) Plan as of August 1, 1998, this report includes a set of financial statements and schedules for the merged 401(k) & Profit Sharing Plan as of December 31, 1998 and the 401(k) Plan as of December 31, 1997. The second set of financial statements and schedules shows the separate assets of the Profit Sharing Plan as of August 1, 1998, the date of merger, and as of the prior December 31, 1997. The assets of the Profit Sharing Plan immediately prior to transfer on August 1, 1998, pursuant to the merger, are set forth in the financial statement entitled "HS Resources, Inc.--Profit Sharing Plan--Statement of Changes in Net Assets Available for Benefits with Fund Information for the Period Ended August 1, 1998" with respect to the line item entitled "Merger into HS Resources, Inc. 401(k) and Profit Sharing Plan."

               HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN

               FINANCIAL STATEMENTS AND SCHEDULES
               AS OF DECEMBER 31, 1998 AND 1997
               TOGETHER WITH REPORT OF INDEPENDENT
                  PUBLIC ACCOUNTANTS

                               HS RESOURCES, INC.

                         401(k) & PROFIT SHARING PLAN


                                      INDEX



                                                                         Page(s)
                                                                         -------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    5

FINANCIAL STATEMENTS:
   Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1998                               6

   Statement of Net Assets Available for Benefits with
     Fund Information as of December 31, 1997                               7

   Statement of Changes in Net Assets Available for Benefits
      with Fund Information for the Year Ended December 31, 1998           8-10

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                               11-16

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
   Schedule I-Item 27a--Schedule of Assets Held for
     Investment Purposes as of December 31, 1998                           17-18

   Schedule II-Item 27d--Schedule of Reportable Transactions
     for the Year Ended December 31, 1998                                  19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
    HS Resources, Inc. 401(k) & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN (the "Plan") as of
December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP


Denver, Colorado,
   June 29, 1999.

                                                                HS RESOURCES, INC.
                                                           401(k) & PROFIT SHARING PLAN
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                              AS OF DECEMBER 31, 1998


                                                               Participant-Directed
                                       ---------------------------------------------------------------------------------------------
                                       American
                                       AAdvantage
                                       Inter-       DFA
                                       national     U.S.       HS           Oakmark    Pimco      Schwab     Schwab     T. Rowe
                                       Equity       Small      Resources    Inter-     Total      Stable     Value      Price
                                       Institu-     Cap        Common       national   Return     Value      Advantage  Small-Cap
                                       ional        Value      Stock        Fund       Fund       Fund       Fund       Stock
                                       ----------   --------   ----------   --------   --------   --------   --------   ----------
ASSETS:
  Investments, at fair value:
     Cash and cash equivalents         $       --   $     --   $       --   $     --   $     --   $     --   $     --   $       --
     Money market funds                        --         --           --         --         --         --    344,911           --
     Mutual funds                         201,804     82,720           --     36,499    255,158         --         --      952,079
     Common/collective trust fund              --         --           --         --         --    176,942         --           --
     HS Resources common stock                 --         --      824,721         --         --         --         --           --
     Self-directed brokerage account           --         --           --         --         --         --         --           --
     Loans to participants                     --         --           --         --         --         --         --           --
                                       ----------   --------   ----------   --------   --------   --------   --------   ----------

          Total investments               201,804     82,720      824,721     36,499    255,158    176,942    344,911      952,079
                                       ----------   --------   ----------   --------   --------   --------   --------   ----------

  Receivables:
     Employer                                  --         --      846,184         --         --         --         --           --
                                       ----------   --------   ----------   --------   --------   --------   --------   ----------

          Total receivables                    --         --      846,184         --         --         --         --           --
                                       ----------   --------   ----------   --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS:                        $  201,804   $ 82,720   $1,670,905   $ 36,499   $255,158   $176,942   $344,911   $  952,079
                                       ==========   ========   ==========   ========   ========   ========   ========   ==========


                                                     Participant-Directed
                                       ---------------------------------------------------------
                                                                                        Schwab
                                                                                        Treasury   Cash and
                                                                Vanguard     Personal   U.S.       Cash       Loans to
                                        Vanguard     Vanguard   Windsor II   Choice     Money      Equiv-     Partic-
                                        Index 500    Wellington Fund         Retirement Market     alents     ipants       Total
                                        ----------   ---------- ----------   ---------- --------   ---------  --------   ----------
ASSETS:
  Investments, at fair value:
     Cash and cash equivalents          $       --   $     --   $       --   $ 79,721   $     --   $  8,518   $     --   $   88,239
     Money market funds                         --         --           --         --      4,143         --         --      349,054
     Mutual funds                        1,008,574    776,800    2,572,042    195,519         --         --         --    6,081,195
     Common/collective trust fund               --         --           --         --         --         --         --      176,942
     HS Resources common stock                  --         --           --         --         --         --         --      824,721
     Self-directed brokerage account            --         --           --     57,550         --         --         --       57,550
     Loans to participants                      --         --           --         --         --         --    161,910      161,910
                                        ----------   --------   ----------   --------   --------   --------   --------   ----------

          Total investments              1,008,574    776,800    2,572,042    332,790      4,143      8,518    161,910    7,739,611
                                        ----------   --------   ----------   --------   --------   --------   --------   ----------

  Receivables:
     Employer                                   --         --           --         --         --    187,918         --    1,034,102
                                        ----------   --------   ----------   --------   --------   --------   --------   ----------

          Total receivables                     --         --           --         --         --    187,918         --    1,034,102
                                        ----------   --------   ----------   --------   --------   --------   --------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS:                         $1,008,574   $776,800   $2,572,042   $332,790   $  4,143   $196,436   $161,910   $8,773,713
                                        ==========   ========   ==========   ========   ========   ========   ========   ==========


                                         The accompanying notes to financial statements are an integral part of this statement

                               HS RESOURCES, INC.
                          401(k) & PROFIT SHARING PLAN
       (FORMERLY, THE HS RESOURCES, INC. EMPLOYEE INVESTMENT 401(k) PLAN)
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997

                                                               Participant-Directed
                     ---------------------------------------------------------------------------------------------
                      Money           Conser- Balanced   Con-
                      Market   GIC    vative   Value    serva-                       Inter-   Emerg-  HS Resources
                      Port-   Port-    Bond    Port-     tive     Value     Growth  national   ing       Common
                      folio   folio    Fund    folio    Equity    Equity     Value   Equity   Growth     Stock
                    -------- ------- -------- -------- -------- ---------- -------- -------- -------- ------------
ASSETS:
 Investments, at
  fair value -
  Investments in
  HS Resources,
  Inc. Master
  Trust (Note 5)    $280,208 $88,405 $159,420 $524,244 $870,893 $1,005,830 $484,303 $147,527 $716,476 $  924,218
 Loans to
  participants            --      --       --       --       --         --       --       --       --         --
                    -------- ------- -------- -------- -------- ---------- -------- -------- -------- ----------
   Total
    investments      280,208  88,405  159,420  524,244  870,893  1,005,830  484,303  147,527  716,476    924,218
                    -------- ------- -------- -------- -------- ---------- -------- -------- -------- ----------
 Receivables
  Employee                --      --       --       --      167        167      167       --      167         --
  Employer                --      --       --       --       --         --       --       --       --    589,498
  Other                   --      --       --       --       --         --       --       --       --      4,175
                    -------- ------- -------- -------- -------- ---------- -------- -------- -------- ----------
   Total
    receivables           --      --       --       --      167        167      167       --      167    593,673
                    -------- ------- -------- -------- -------- ---------- -------- -------- -------- ----------

NET ASSETS
 AVAILABLE
 FOR BENEFITS:      $280,208 $88,405 $159,420 $524,244 $871,060 $1,005,997 $484,470 $147,527 $716,643 $1,517,891
                    ======== ======= ======== ======== ======== ========== ======== ======== ======== ==========


                       Cash and   Loans
                         Cash      to
                        Equiva-   Parti-
                         lents    cipants    Total
                       --------   -------  ---------
ASSETS:
 Investments, at
  fair value -
  Investments in
  HS Resources,
  Inc. Master
  Trust (Note 5)       $20,965   $     --  $5,222,489
 Loans to
  participants              --    149,838     149,838
                       -------   --------  ----------
   Total
    investments         20,965    149,838   5,372,327
                       -------   --------  ----------
 Receivables
  Employee                  --         --         668
  Employer              40,000         --     629,498
  Other                     71         --       4,246
                       -------   --------  ----------
   Total
    receivables         40,071         --     634,412
                       -------   --------  ----------

NET ASSETS
 AVAILABLE
 FOR BENEFITS:         $ 61,036  $149,838  $6,006,739
                       ========  ========  ==========


                      The accompanying notes to financial statements are an integral part of this statement.

                                                                        HS RESOURCES, INC.
                                                                    401(k) & PROFIT SHARING PLAN
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                     Participant-Directed
                                 --------------------------------------------------------------------------------------------------
                                                    Conservative Balanced
                                Money Market   GIC      Bond       Value   Conservative   Value      Growth  International Emerging
                                 Portfolio  Portfolio   Fund     Portfolio    Equity      Equity      Value     Equity      Growth
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Interest and dividends        $      --  $     --  $      --  $      --  $      --  $        --  $      --  $      --  $      --
   Net realized and unrealized
    gain (loss) on investments          --        --         --         --         --           --         --         --         --
   Net investment increase (loss)
    from HS Resources, Inc.
    Master Trust (Note 5)            8,564     3,354      5,322     60,009     98,040      155,582     69,630     20,119     31,313
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

     Total investment income         8,564     3,354      5,322     60,009     98,040      155,582     69,630     20,119     31,313
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

CONTRIBUTIONS:
 Employer                               --        --         --         --         --           --         --         --         --
 Employee                           12,553    19,959     27,472     55,484     67,071       96,261     64,101     27,086     74,471
 Rollover                               40     2,512        290     24,911     10,047       10,047     39,758         --     36,973
 Loan repayments                        --        --         --         --         --           --         --         --         --
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
     Total contributions            12,593    22,471     27,762     80,395     77,118      106,308    103,859     27,086    111,444
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

     Total additions                21,157    25,825     33,084    140,404    175,158      261,890    173,489     47,205    142,757
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants  (  72,830) (  2,766) (   6,087) (  34,241) (  69,656) (   123,672) (  50,369) (  27,337) ( 104,871)
  Loans taken                           --        --         --         --         --           --         --         --         --
  Administrative expenses               --        --         --         --         --           --         --         --         --
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

     Total deductions            (  72,830) (  2,766) (   6,087) (  34,241) (  69,656) (   123,672) (  50,369) (  27,337) ( 104,871)
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------

NET INCREASE (DECREASE)          (  51,673)   23,059     26,997    106,163    105,502      138,218    123,120     19,868     37,886

TRANSFERS:
 Net Transfers between funds        54,400  ( 20,850)       230      5,668  (  19,824)       1,118     53,976  (   5,487)    27,809
 Transferred assets from HS
  Resources, Inc. Master Trust
  and Profit Sharing Plan
  (Note 1)                       ( 282,935) ( 90,614) ( 186,647) ( 636,075) ( 956,738) ( 1,145,333) ( 661,566) ( 161,908) ( 782,338)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period               280,208    88,405    159,420    524,244    871,060    1,005,997    484,470    147,527    716,643
                                 ---------  --------  ---------  ---------  ---------  -----------  ---------  ---------  ---------
 End of period                    $     --   $    --   $     --   $     --   $     --   $       --   $     --   $     --   $     --
                                 =========  ========  =========  =========  =========  ===========  =========  =========  =========

                                                                        HS RESOURCES, INC.
                                                                    401(k) & PROFIT SHARING PLAN
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                     Participant-Directed
                                   -------------------------------------------------------------------------------------------------
                                   American
                                   AAdvantage
                                   Inter-      DFA
                                   national    U.S.       HS            Oakmark    Pimco       Schwab      Schwab      T.Rowe
                                   Equity      Small      Resources     Inter-     Total       Stable      Value       Price
                                   Institu-    Cap        Common        national   Return      Value       Advantage   Small-Cap
                                   tional      Value      Stock         Fund       Fund        Fund        Fund        Stock
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Interest and dividends          $   9,831   $  7,267   $        --   $  3,146   $  14,031   $     315   $   8,854   $   27,433
   Net realized and unrealized
    gain (loss) on investments     (   9,452)        19   (   382,802)  (    539)  (   5,209)      3,273          --        5,693
   Net investment increase (loss)
    from HS Resources, Inc.
    Master Trust (Note 5)                 --         --   (   271,082)        --          --          --          --           --
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------

     Total investment income             379      7,286   (   653,884)     2,607       8,822       3,588       8,854       33,126
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------

CONTRIBUTIONS:
 Employer                                 --         --       806,184         --          --          --          --           --
 Employee                             48,723     68,415        40,721     32,331      25,331      31,799      13,285       75,409
 Rollover                              4,714         --           176         --       1,886          --          --       10,755
 Loan repayments                         747      2,484            --      1,920         814       1,757           9        2,291
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------

     Total contributions              54,184     70,899       847,081     34,251      28,031      33,556      13,294       88,455
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------

     Total additions                  54,563     78,185       193,197     36,858      36,853      37,144      22,148      121,581

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants    (   6,197)  (  4,633)  (   108,879)  (    409)  (     277)  (   2,325)  (   1,463)  (    6,077)
  Loans taken                      (     812)  (    235)  (     1,852)  (    192)  (  11,349)  (   1,935)  (  11,076)  (    2,782)
  Administrative expenses          (     109)  (     45)  (       496)  (     19)  (     206)  (     103)  (     251)  (      545)
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------

     Total deductions              (   7,118)  (  4,913)  (   111,227)  (    620)  (  11,832)  (   4,363)  (  12,790)  (    9,404)
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------

NET INCREASE (DECREASE)               47,445     73,272        81,970     36,238      25,021      32,781       9,358      112,177

TRANSFERS:
 Net transfers between funds       (  33,184)     9,448   (    50,761)       261      27,366      42,677      18,741   (   39,569)
 Transferred assets from HS
  Resources, Inc. Master Trust and
  Profit-Sharing Plan (Note 1)       187,543         --       121,805         --     202,771     101,484     316,812      879,471

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period                      --         --     1,517,891         --          --          --          --           --
                                   ---------   --------   -----------   --------   ---------   ---------   ---------   ----------
 End of period                     $ 201,804   $ 82,720   $ 1,670,905   $ 36,499   $ 255,158   $ 176,942   $ 344,911   $  952,079
                                   =========   ========   ===========   ========   =========   =========   =========   ==========

                                                                        HS RESOURCES, INC.
                                                                    401(k) & PROFIT SHARING PLAN
                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                     Participant-Directed
                                  --------------------------------------------------------------

                                   Vanguard                 Vanguard   Personal       Schwab         Cash       Loans to
                                     Index      Vanguard     Windsor    Choice     Treasury U.S.   and Cash     Partic-
                                     500       Wellington    II Fund   Retirement   Money Market  Equivalents    ipants      Total
                                  ----------   ---------   ----------   --------      --------      --------    --------  ----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Interest and dividends         $    9,769   $  74,536   $  241,914   $ 19,929     $     65     $      --    $  7,018  $  424,108
   Net realized and unrealized
    gain (loss) on investments       122,229   (  27,811)  (   42,995)        --           --            --          --  (  337,594)
   Net investment increase (loss)
    from HS Resources, Inc.
    Master Trust (Note 5)                 --          --           --         --           --            59          --     180,910
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

      Total investment income        131,998      46,725      198,919     19,929           65            59       7,018     267,424
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

CONTRIBUTIONS:
 Employer                                 --          --           --         --           --       147,918          --     954,102
 Employee                            154,896      65,443      110,698     25,767       16,724            --          --   1,154,000
 Rollover                             10,755       9,428          943    222,390           --            --          --     385,625
 Loan repayments                       3,166         761        1,568      5,964           37            --    ( 21,518)         --
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

      Total contributions            168,817      75,632      113,209    254,121       16,761       147,918    ( 21,518)  2,493,727
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

      Total additions                300,815     122,357      312,128    274,050       16,826       147,977    ( 14,500)  2,761,151
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants   (   20,181)  (   5,771)  (   13,006)        --           --      (    724)   ( 10,113) (  671,884)
  Loans taken                     (    3,869)  (   7,104)  (    8,080)  (  1,722)           9            --      50,999          --
  Administrative expenses         (      531)  (     473)  (    1,370)  (     66)          --            --          --  (    4,214)
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

      Total deductions            (   24,581)  (  13,348)  (   22,456)  (  1,788)           9      (    724)     40,886  (  676,098)
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------

NET INCREASE (DECREASE)              276,234     109,009      289,672    272,262       16,835       147,253      26,386   2,085,053

TRANSFERS:
 Net transfers between funds          12,946  (    7,182)  (   87,582)    60,528    (  12,692)    (  14,058)   ( 23,979)         --
 Transferred assets from HS
  Resources, Inc. Master Trust and
  Profit-Sharing Plan (Note 1)       719,394     674,973    2,369,952         --           --         2,205       9,665     681,921

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period                      --          --           --         --           --        61,036     149,838   6,006,739
                                  ----------   ---------   ----------   --------     --------      --------    --------  ----------
  End of period                   $1,008,574   $ 776,800   $2,572,042   $332,790     $  4,143      $196,436    $161,910  $8,773,713
                                  ==========   =========   ==========   ========     ========      ========    ========  ==========


                                   The accompanying notes to financial statements are an integral part of this statement.

                  HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



(1)  DESCRIPTION OF PLAN

Effective July 1, 1990 and June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment 401(k) Plan (the "401(k) Plan") and the HS Resources, Inc. Profit Sharing Plan (the "Profit Sharing Plan"), respectively. The 401(k) Plan was amended and restated effective August 1, 1998. The amendment merged the Profit Sharing Plan into the 401(k) Plan and changed the name of the 401(k) Plan to the HS Resources, Inc. 401(k) & Profit Sharing Plan (the "Plan").

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions. Except as noted, the description below relates to the Plan as amended August 1, 1998.

     GENERAL

The Plan is a defined contribution plan covering all eligible employees of the Company, which excludes collective bargaining employees, leased employees and seasonal part-time employees or temporary employees. As of August 1, 1998, there are no service or age eligibility requirements for employee deferrals. For employer match contributions, employees must complete one year of service as defined by the Plan. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

     CONTRIBUTIONS

Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the IRC, an amount from 1% to 15% (1% to 10% prior to August 1, 1998) of their compensation, as defined by the Plan, limited by the requirements of the IRC. Employees may contribute rollover contributions from another qualified plan. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan.

Each Plan year, the Company may, at its sole discretion, contribute a matching contribution. Participants must be continuously employed from the first day to the last day of the Plan year to be eligible to receive matching contributions. For the Plan year ended December 31, 1998, the Company matched the following for each participant: 100% of the pre-tax contributions for each participant up to the first 10% of compensation deferred by the employee. The Company match totaled $762,944 for the plan year ended December 31, 1998.

Each Plan year, the Company may, at its discretion, contribute an additional profit sharing contribution and qualified non-elective contribution ("QNEC") to the Plan. Prior to August 1, 1998, profit sharing contributions were made to the Profit Sharing Plan. Allocations of profit sharing contributions are based on a uniform percentage of each participant's pay, adjusted as allowed by law to reflect the Company's payments to finance the participant's Social Security benefits. In order to be eligible for a profit sharing contribution, a participant must be employed on the last day of the Plan year or have completed at least three months of service during the Plan year. Allocations of QNECs are made in the proportion that a participant's compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the Plan year in which they were participants. The Company did not make a profit sharing contribution or QNEC for the Plan year ended December 31, 1998.

The annual additions under the Plan and all other plans sponsored by the Company to each Participant are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined by the IRC.

     PARTICIPANT ACCOUNTS

Participant accounts are credited with participant elective contributions, matching Company contributions, profit sharing contributions, QNEC contributions and Plan earnings or losses.

     INVESTMENT OPTIONS

Prior to August 1, 1998, participants were offered the following ten investment options:

     o Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposit, bankers acceptances, and commercial paper.

     o GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

     o Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity, and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

     o Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

     o Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

     o Value Equity--Seeks long-term capital growth and income through investment in value-oriented stocks.

     o Growth Value--Seeks long-term capital growth through investment in stocks.

     o International Equity--Seeks capital growth through investment in securities of foreign (non-U.S.) companies in maturing and emerging economies.

     o Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

     o HS Resources Common Stock--Investment in the common stock of HS Resources, Inc.

Effective August 1, 1998, participants are offered twelve investment options in which they may invest, as follows:

     o American AAdvantage International Equity Institutional Fund--Seeks to provide long-term capital appreciation through investment in common stocks and securities convertible into common stocks of issuers based in at least three different countries located outside the U.S.

     o DFA U.S. Small Cap Value--Seeks to provide long-term capital appreciation through investments in value stocks of U.S.
         companies on a market capitalization weighted basis.

     o   HS Resources Common Stock--Investment in common stock of HS Resources,
         Inc.

     o Oakmark International Fund--Seeks to provide long-term capital appreciation through investments in equity securities of non-U.S. issuers.

     o Pimco Total Return Fund--Invests in a diversified portfolio of fixed income securities of varying maturities.

     o Schwab Stable Value Fund--Seeks to provide stability of principal providing high current income by investing in a diversified portfolio consisting primarily of insurance company guaranteed investment contracts.

     o Schwab Value Advantage Fund--Seeks to provide investors with the highest possible current income while seeking to preserve the investment and provide liquidity.

     o T. Rowe Price Small Cap Stock Fund--Seeks to provide long-term growth by investing primarily in stocks of small to medium-sized companies.

     o Vanguard Index 500--Seeks to track the performance of the Standard & Poor's 500 Composite Stock Price Index, which emphasizes stocks of large U.S. companies.

     o Vanguard Wellington--Seeks to conserve capital and to provide moderate long-term growth in capital and income.

     o Vanguard Windsor II Fund--Seeks to provide long-term growth of capital and to provide dividend income.

     o Personal Choice Retirement--This fund allows participants to buy and sell from almost any mutual fund or other public security such as stocks and bonds available at Charles Schwab Trust Company ("Schwab"), the trustee; however HSR Stock may not be traded in this account.


Participants may invest their accounts in one or more of the above funds in whole percent increments. Participants may change the investment direction of their funds at any time by calling Schwab voice response or through the Schwab web site.

     VESTING

Participants are immediately and fully vested in their elective contributions, Company matching contributions and QNECs to the Plan.

Vesting in the Company profit sharing contribution is based on years of service. This contribution shall be fully vested and non-forfeitable upon and after attaining the Plan's normal retirement age (age 65), death, or disability. If termination occurs for any reason other than these events, the participant vests as follows:

      Years of Service                    Vested Percentage
      ----------------                    -----------------

      Less than 1 year                          0%
      1 year                                    0%
      2 years                                  20%
      3 years                                  40%
      4 years                                  66-2/3%
      5 years                                 100%


     PAYMENTS OF BENEFITS

A participant's entire interest in the Plan is payable upon attaining normal retirement age (age 65), death, or becoming disabled, as defined. Upon termination of service, a participant's vested interest in the Plan is payable. Participant benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year end, were immaterial for the years ended December 31, 1998 and 1997.

     PARTICIPANT LOANS

In accordance with the Plan Agreement, participants may borrow funds from the Plan. Borrowings cannot exceed the lesser of $50,000 or 50% of the participant's vested account and, effective August 1, 1998, must be a minimum of $1,000. Loans are secured by the participant's account and bear an interest rate equal to the prime rate of interest as published in The Wall Street Journal. Prior to August 1, 1998, the interest rate on new participant loans was prime plus 2% on the date the loan was approved. Such loans are evidenced by promissory notes. Effective August 1, 1998, participants may have a maximum of two outstanding loans at any time.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

     INVESTMENT VALUATION

The Plan's investments are stated at fair value which is determined by the trustees based on current market prices. The GIC Portfolio, which was held by the Plan prior to August 1, 1998, was a pooled trust fund investing in guaranteed investment contracts. The Schwab Stable Value Fund is a common/collective trust fund consisting of insurance company guaranteed investment contracts and synthetic investment contracts. Both the GIC Portfolio and the Schwab Stable Value Fund were determined to be fully benefit-responsive and are carried in the accompanying financial statements at cost plus accrued income, which approximates fair market value. The investment in the GIC Portfolio in the accompanying statement of net assets available for benefits with fund information as of December 31, 1997 is valued at the Plan's proportionate interest in the fund. The crediting interest rate for both funds changes daily. The GIC Portfolio's average yield for the period from January 1, 1998 to August 1, 1998 was 6.3%, and the Schwab Stable Value Fund's average yield for the period from August 1, 1998 to December 31, 1998 was 4.55%. The crediting interest rate of the GIC Portfolio as of December 31, 1997 was 6.65%, and the crediting interest rate of the Schwab Stable Value Fund as of December 31, 1998 was approximately 5.6%. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis.

The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1998, are separately identified on the statements of net assets available for benefits with fund information.

     PAYMENT OF BENEFITS

Benefits are recorded when paid.

     PLAN EXPENSES

The Plan paid all investment management fees related to the Master Trust (see
Note 6) and pays all trustee and custodial fees as shown in the accompanying financial statements. The Company pays all other costs and expenses of maintaining the Plan.

(3)  INCOME TAXES

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement dates.

(4)  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA.

(5)  INTEREST IN HS RESOURCES, INC. MASTER TRUST

Prior to August 1, 1998, most of the Plan's investments were in the HS Resources, Inc. Master Trust ("Master Trust") which was established for the investment of assets of the 401(k) Plan and the Profit Sharing Plan. Each participating plan had an undivided interest in the Master Trust. The assets of the Master Trust were held by the PaineWebber Trust Company. At December 31, 1997, the Plan's interest in the net assets of the Master Trust were approximately 89%. Investment income or loss, net of expenses, relating to the Master Trust was allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master Trust as of December 31, 1997 (unaudited):


     Investments at fair value:
            Cash and cash equivalents           $   24,856
            Pooled trusts                        4,776,472
            Employer stock                       1,083,841
                                                ----------
                                                $5,885,169
                                                ==========

Net investment income for the Master Trust for the period from January 1, 1998 to August 1, 1998 is as follows (unaudited):


      Interest income                           $    350
      Income from pooled trusts                  502,884
      Loss from employer stock                  (301,547)
                                                --------
                                                $201,687
                                                ========


The Master Trust was terminated upon restatement of the Plan effective August 1, 1998 (see Note 1).

(6)  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares and/or units of mutual funds and common/collective trust funds, and money market funds managed by Schwab. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for the investment management services amount to $43,223 for the period from January 1, 1998 to August 1, 1998. Certain Plan investments are also shares of the Company Stock.

(7)  RISKS AND UNCERTAINTIES

The Plan provides for various investments in mutual funds, common/collective trust funds, money market funds, common stock and Company common stock. Investments in general, are subject to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, including the Company's common stock, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of changes in net assets available for benefits.

                                                                      SCHEDULE I

                               HS RESOURCES, INC.

                         401(k) & PROFIT SHARING PLAN


           ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998


                                                                             Historical       Current
Identity of Party Involved   Description of Investments                         Cost           Value
--------------------------   --------------------------                      -----------    ---------
* The Charles Schwab
    Trust Company            Cash and Cash Equivalents                       $     8,518    $     8,518
                                                                             -----------    -----------
                             Money Market Funds:
                               * Schwab Treasury U.S. Money Market                 4,143          4,143
                               * Schwab Value Advantage Fund                     344,911        344,911
                                                                             -----------    -----------
                                   Total Money Market Funds                      349,054        349,054
                                                                             -----------    -----------

                             Common/Collective Trust Fund:
                                * Schwab Stable Value Fund                       173,742        176,942
                                                                             -----------    -----------
                                   Total common/collective
                                     trust fund                                  173,742        176,942
                                                                              ----------     ----------
                             Mutual Funds:
                                American AAdvantage International
                                  Equity Institutional                           207,375        201,804
                                DFA U.S. Small Cap Value                          82,769         82,720
                                Oakmark International Fund                        37,003         36,499
                                Pimco Total Return Fund                          260,529        255,158
                                T. Rowe Price Small-Cap Stock                    940,368        952,079
                                Vanguard Index 500                               889,186      1,008,574
                                Vanguard Wellington                              804,221        776,800
                                Vanguard Windsor II Fund                       2,612,817      2,572,042
                                                                              ----------     ----------
                                   Total mutual funds                          5,834,268      5,885,676
                                                                              ----------     ----------

                             * HS Resources Common Stock                       1,177,856        824,721
                                                                             -----------    -----------

                             Self Directed Brokerage Account:
                                Personal Choice Retirement
                                  Cash equivalents-
                                   *Schwab Money Market Fund                      29,653         29,653
                                   *Schwab Value Advantage
                                     Money Fund                                   50,068         50,068
                                                                             -----------    -----------
                                     Total cash equivalents                       79,721         79,721
                                                                             -----------    -----------
                                  Common stock-
                                   Cabletron System, Inc.                            849            838
                                   Cendant Corporation                             2,061          4,828
                                   Dell Computer Corporation                       7,293          7,319
                                   Eagle Geophysical, Inc.                         1,030            775
                                   Global PMT Tech, Inc.                             855            813
                                   Hilton Hotels Corporation                       2,092          1,913
                                   International Fibercom, Inc.                      764            731
                                   Janus Global Technology Fund                    5,000          5,000
                                   K.T.I., Inc. New                                1,680          2,163
                                   Meditrust Corporation                           3,345          3,000
                                   Meridian Resource Corporation                   1,105            638
                                   Newpark Resources                               1,705          1,363
                                   Physician's Specialty Corporation               1,505          1,675
                                   Research Frontiers, Inc.                       15,596         23,625
                                   Tekelec                                         1,530          1,656
                                   Vivid Technologies, Inc.                        1,130          1,213
                                                                             -----------    -----------
                                      Total common stock                          47,540         57,550


                                      -17-



                               HS RESOURCES, INC.

                         401(k) & PROFIT SHARING PLAN


           ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                                                             Historical       Current
Identity of Party Involved   Description of Investments                         Cost           Value
--------------------------   --------------------------                      -----------    ---------

                                  Mutual funds-
                                   Amcent 20th Century International
                                     Discovery Fund                               52,098         53,840
                                   Invesco Value Trust Total Return Fund           2,591          2,832
                                   Janus Mercury Fund                              5,488          6,344
                                   Janus Twenty Fund                               1,988          2,477
                                   Marisco Focus Fund                              5,000          5,910
                                   Smith Breeden Equity Plus Fund                121,563        124,116
                                                                             -----------    -----------
                                      Total mutual funds                         188,728        195,519
                                                                             -----------    -----------
                                      Total self directed brokerage
                                        account                                  315,989        332,790
                                                                             -----------    -----------

                                Participant Loans-interest rate
                                   ranging from 7.5%-11.1%                       161,910        161,910
                                                                             -----------    -----------
                                   Total Investments                         $ 8,021,337    $ 7,739,611
                                                                             ===========    ===========

* Represents a party-in-interest (Note 6).

       The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II





                               HS RESOURCES, INC.


                          401(k) & PROFIT SHARING PLAN

               ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                            Purchases                            Sales
                                                        -------------------   ---------------------------------------------
                                                        Number                Number
                                                          of                    of                                  Gain
   Identity of Issuer          Description of           Trans-   Purchase     Trans-    Selling                      or
   or party involved             Investment             actions  Price (b)    actions   Price (b)  Cost of Asset   (Loss)
---------------------------  ------------------------   -------  ----------   -------  ----------  -------------  ---------
*HS Resources Common
    Stock                    Employer Stock               26     $1,268,120     18     $   60,596  $   90,264     $(29,668)
*Schwab Money Market Fund    Self-Directed Brokerage
                             Account                      43        326,079     22        296,432     296,432           --
*Schwab Treasury U.S.
    Money Market             Money Market Account         28      1,271,761     29      1,267,619   1,267,619           --
*Schwab Value Advantage
    Fund                     Money Market Account         20        373,212     16         28,301      28,301           --
T. Rowe Price Small-Cap
    Stock                    Mutual Fund                  17        995,928     19         49,542      55,561       (6,019)
Vanguard Index 500           Mutual Fund                  26        931,590     19         42,244      42,404         (160)
Vanguard Wellington          Mutual Fund                  21        826,545     14         21,934      22,324         (390)
Vanguard Windsor II Fund     Mutual Fund                  16      2,725,131     20        110,093     112,314       (2,221)

(a) This schedule is prepared using the alternative way of reporting (iii) series of transactions under DOL Regulation 2520.103-6(d)(2).

(b) The purchase price or selling price is equal to the current value of the asset on the transaction date.

* Represents a party-in-interest (Note 6).



        The accompanying notes to financial statements are an integral part of this schedule.

                      HS RESOURCES, INC. PROFIT-SHARING PLAN

                      FINANCIAL STATEMENTS
                      AS OF AUGUST 1, 1998 AND DECEMBER 31, 1997
                      TOGETHER WITH REPORT OF INDEPENDENT
                          PUBLIC ACCOUNTANTS

                               HS RESOURCES, INC.

                               PROFIT-SHARING PLAN


                                      INDEX



                                                                        Page(s)
                                                                        -------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  22

FINANCIAL STATEMENTS:

    Statements of Net Assets Available for
       Benefits with Fund Information as of
       August 1, 1998 and December 31, 1997                               23

    Statement of Changes in Net Assets Available for
       Benefits with Fund Information for the Period
       Ended August 1, 1998                                               24

NOTES TO FINANCIAL STATEMENTS                                            25-29

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
    HS Resources, Inc. Profit-Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of HS RESOURCES, INC. PROFIT-SHARING PLAN (the "Plan") as of August 1, 1998 and December 31, 1997, and the related statement of changes in net assets available for benefits for the period ended August 1, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 1, 1998 and December 31, 1997, and the changes in net assets available for benefits for the period ended August 1, 1998 in conformity with generally accepted accounting principles.

As further discussed in Note 1, the Plan was merged into the HS Resources, Inc. Employee Investment 401(k) Plan effective August 1, 1998.

The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP


Denver, Colorado,
  April 16, 1999.

                                                                 HS RESOURCES, INC.
                                                                PROFIT-SHARING PLAN
                                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                     AS OF AUGUST 1, 1998 AND DECEMBER 31, 1997


                                                                                 December 31, 1997
                                       -------------------------------------------------------------------------------------------
                                                                               Participant-Directed
                                       -------------------------------------------------------------------------------------------
                                                                   Bal-
                                        Money             Conser-  anced    Con-                                            HSR
                            August 1,   Market    GIC     vative   Value    serva-                       Inter-   Emerg-   Common
                              1998      Port-    Port-     Bond    Port-    tive     Value      Growth   national  ing     Stock
                             Total      folio    folio     Fund    folio    Equity   Equity     Value    Equity   Growth    Fund
                            ---------   ------   ------   ------   ------   ------   ---------  ------   ------   ------  --------
ASSETS:
  Investments
    Investments in
    HS Resources, Inc.
    Master Trust (Note 4)   $     --   $31,108  $10,080  $15,006  $36,664  $94,187   $147,058   $50,551  $22,669  $91,843 $159,623
 Loans to participants            --        --       --       --       --       --          --       --       --       --       --
                            --------   -------  -------  -------  -------  -------   ---------- -------  -------  ------- --------
   Total investments              --    31,108   10,080   15,006   36,664   94,187    147,058    50,551   22,669   91,843  159,623
                            --------   -------  -------  -------  -------  -------   ---------- -------  -------  ------- --------
NET ASSETS AVAILABLE FOR
   BENEFITS                 $     --   $31,108  $10,080  $15,006  $36,664  $94,187   $147,058   $50,551  $22,669  $91,843 $159,623
                            ========   =======  =======  =======  =======  =======   ========== =======  =======  ======= ========



                                 December 31, 1997
                            -----------------------------
                            Cash
                            and        Loans
                            Cash       to
                            equiva-    Parti-
                            lents      cipants   Total
                            ------     -------  --------
ASSETS:
  Investments
    Investments in
    HS Resources, Inc.
    Master Trust (Note 4)   $3,891     $    --  $662,680
   Loans to participants        --      11,364    11,364
                            ------     -------  --------
   Total investments         3,891      11,364   674,044
                            ------     -------  --------
NET ASSETS AVAILABLE FOR
   BENEFITS                 $3,891     $11,364  $674,044
                            ======     =======  ========


                               The accompanying notes to financial statements are an integral part of this statement.

                                                              HS RESOURCES, INC. PROFIT-SHARING PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                     FOR THE PERIOD ENDED AUGUST 1, 1998

                                                                       Participant-Directed
                               -----------------------------------------------------------------------------------------------------
                                Money              Conser-   Balanced  Con-                                                   HSR
                                Market     GIC     vative     Value    serva-                           Inter-    Emerg-     Common
                                Port-     Port-     Bond      Port-    tive        Value      Growth    national   ing       Stock
                                folio     folio     Fund      folio    Equity      Equity     Value     Equity    Growth      Fund
                               -------   -------   -------   -------   --------   --------   -------   -------   -------   --------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Net investment income (loss)
   from HS Resources, Inc.
   Master Trust (Note 4)       $   936   $   350   $   473   $ 3,758   $  9,942   $ 21,965   $ 6,886   $ 2,937   $ 3,704  $( 30,465)
   Interest on participant
   loans                            --        --        --        --         --         --        --        --        --         --
                               -------   -------   -------   -------   --------   --------   -------   -------   -------   --------
    Total additions
     (deductions)                  936       350       473     3,758      9,942     21,965     6,886     2,937     3,704   ( 30,465)
                               -------   -------   -------   -------   --------   --------   -------   -------   -------   --------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to employees  (    199) (     29) (     34) (  1,945) (   3,128) (   3,938) (     92) (     92) (    650)  (  2,449)
                               -------   -------   -------   -------   --------   --------   -------   -------   -------   --------
NET INCREASE (DECREASE)            737       321       439     1,813      6,814     18,027     6,794     2,845     3,054   ( 32,914)

NET TRANSFERS BETWEEN FUNDS        606       469       679       421        422      1,372       483       121     2,236   (  4,904)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period            31,108    10,080    15,006    36,664     94,187    147,058    50,551    22,669    91,843    159,623
MERGER INTO HS RESOURCES, INC.
 401(k) AND PROFIT SHARING
 PLAN (NOTE 1)                ( 32,451) ( 10,870) ( 16,124) ( 38,898) ( 101,423) ( 166,457) ( 57,828) ( 25,635) ( 97,133)  (121,805)
                               -------   -------   -------   -------   --------   --------   -------   -------   -------   --------
NET ASSETS AVAILABLE FOR BENEFITS:
 End of period                 $    --   $    --   $    --   $    --   $     --   $     --   $    --   $    --   $    --   $     --
                               =======   =======   =======   =======   ========   ========   =======   =======   =======   ========


                                    Cash
                                    and       Loans
                                    Cash      to
                                    equiva-   Parti-
                                    lents     cipants   Total
                                    ------    -------  --------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Net investment income (loss)
   from HS Resources, Inc.
   Master Trust (Note 4)            $   291   $    --   $ 20,777
   Interest on participant
   loans                                 --       552        552
                                    -------   -------   --------
    Total additions
     (deductions)                       291       552     21,329
                                    -------   -------   --------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to employees          ( 896)       --  (  13,452)
                                    -------   -------    -------
NET INCREASE (DECREASE)            (    605)      552      7,877

NET TRANSFERS BETWEEN FUNDS             346  (  2,251)        --

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period                  3,891    11,364    674,044
MERGER INTO HS RESOURCES, INC.
 401(k) AND PROFIT SHARING
 PLAN (Note 1)                     (  3,632) (  9,665) ( 681,921)
                                    -------   -------   --------
NET ASSETS AVAILABLE FOR BENEFITS:
 End of period                      $    --   $    --   $     --
                                    =======   =======   ========

                                The accompanying notes to financial statements are an integral part of this statement.

                               HS RESOURCES, INC.

                               PROFIT SHARING PLAN


                          NOTES TO FINANCIAL STATEMENTS

                      AUGUST 1, 1998 AND DECEMBER 31, 1997



(1)    DESCRIPTION OF PLAN

Effective June 30, 1989, HS Resources, Inc. (the "Company") established the HS Resources, Inc. Employee Investment Plan, which was amended and restated effective as of that date, and renamed the HS Resources, Inc. Profit-Sharing Plan (the "Plan"). The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

Effective August 1, 1998, the Company merged the Plan into the HS Resources, Inc. 401(k) and Profit Sharing Plan (the "401(k) Plan") (formerly HS Resources, Inc. Employee Investment 401(k) Plan). The 401(k) Plan was sponsored for the exclusive benefit of the Company's employees. As part of the merger agreement, participants in the Plan were granted prior service credit in the 401(k) Plan. All assets and liabilities of the Plan became assets and liabilities of the 401(k) Plan effective as of the merger date.

       GENERAL

The Plan was a defined contribution plan covering all employees of the Company who had completed one year of service which consisted of at least 1,000 hours of service. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC") for the benefit of eligible employees of the Company. It was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan were not guaranteed by the Pension Benefit Guaranty Corporation.

       CONTRIBUTIONS

The Company had the option of making a discretionary profit-sharing contribution each year to the Plan. Profit-sharing contributions were allocated to each participant's account based on an allocation formula, as defined in the Plan Agreement. Participants had to be employed from the first day to the last day of a Plan year in order to be eligible to receive a contribution. Total annual additions under the Plan and all other plans sponsored by the Company were limited to the lesser of 25% of eligible compensation or $30,000. Annual additions were defined by the IRC. For the period ending August 1, 1998, there were no Company profit-sharing contributions.

       PARTICIPANT ACCOUNTS

Participant accounts were credited with Company profit-sharing contributions, allocations of Plan earnings or losses, and allocations of forfeitures.

       INVESTMENT OPTIONS

Participants were offered the following ten investment options:

       o Money Market Portfolio--Seeks to provide liquidity, stability of principal and current income by investing in U.S. government securities, certificates of deposit, bankers acceptances, and commercial paper.

       o GIC Portfolio--Seeks to provide stability of principal, liquidity, and current income by investing in a wide range of guaranteed investment and bank investment contracts.

       o Conservative Bond Fund--Seeks to preserve capital, maintain market liquidity and achieve a total return in excess of investment benchmarks without assuming undue risk by investing in a diversified range of bonds and other fixed-income securities.

       o Balanced Value Portfolio--Seeks long-term capital growth through investment in both stocks and bonds.

       o Conservative Equity--Seeks long-term capital growth and income through investment in value-oriented, income producing stocks.

       o Value Equity--Seeks long-term capital growth and income through investment in value-oriented stocks.

       o Growth Value--Seeks long-term capital growth through investment in stocks.

       o International Equity--Seeks capital growth through investment in securities of foreign (non-U.S.) companies in maturing and emerging economies.

       o Emerging Growth--Seeks investment in stocks of companies that have the potential for above-average growth.

       o HSR Common Stock Fund--Investment in the common stock, $.001 par value, of HS Resources, Inc.

Participants had the option of investing their accounts in one or more of the above funds in whole percent increments. Participants had the option of changing the investment direction of their funds, with fourteen days advance written notice to the Plan Administrator. Changes would be effective the first day of the calendar month following notification.

       VESTING

Vesting in the Company profit-sharing contributions was based on years of service. These contributions were fully vested and non-forfeitable upon and after attaining the Plan's normal retirement age (age 65), death or disability. If termination occurred for any reason other than these events, the participant vested as follows:

                    Years of Service                 Vested Percentage
                    ----------------                 -----------------

                    Less than 1 year                          0%
                    1 year                                    0%
                    2 years                                  20%
                    3 years                                  40%
                    4 years                                  66-2/3%
                    5 years                                 100%


       FORFEITURES

When certain terminations of participation in the Plan occurred, the non-vested portion of the participant's account represented a forfeiture, as defined by the Plan. Forfeitures were reallocated among the profit-sharing contribution accounts of participants at the end of the Plan year in which the forfeiture occurred. However, if the participant was reemployed within six years and fulfilled certain requirements, as defined by the Plan Agreement, the participant's account was restored. Total forfeitures during the period ended August 1, 1998 were $3,631, which will be reallocated to participants of the 401(k) Plan in 1999.

       PAYMENTS OF BENEFITS

A participant's entire interest in the Plan was payable upon attaining normal retirement age (age 65), death or becoming disabled, as defined. Upon termination of service, a participant's vested interest in the Plan was payable. Participants' benefits were payable in a lump sum, installments or a combination thereof. In addition, hardship distributions were permitted if certain criteria were met.

Benefits for retired and/or terminated employees who had not received their full payment for their vested benefits, but had requested payment prior to year end were immaterial for the periods ended August 1, 1998 and December 31, 1997. These amounts are included as a component of net assets available for benefits in the accompanying financial statements. These vested benefits were distributed in accordance with the Plan Agreement.

       PARTICIPANT LOANS

In accordance with the Plan Agreement, participants had the option to borrow funds from the Plan. Borrowings could not exceed the lesser of $50,000 or 50% of the participant's vested account. Loans were secured by the participant's account and bore an interest rate of prime plus 2% on the date the loan was approved. Such loans were evidenced by promissory notes.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

       INVESTMENT VALUATION

The Plan's investments were stated at fair value which was determined by PaineWebber Trust Company (the "Trustee") based on current market prices. The GIC Portfolio was a pooled trust which invested in guaranteed investment contracts. The contracts were carried in the pooled trust fund's audited financial statements at cost plus accrued income, which approximated fair market value. The investment in the pooled trust fund in the accompanying financial statements was valued at the Plan's proportionate interest in the fund as of the financial statement date. This portfolio was determined to be fully benefit-responsive. The crediting interest rate changed daily. The average yield for the period ended August 1, 1998 was 6.3%. The crediting interest rate as of December 31, 1997 was 6.65%. Participant loans were valued at cost, which approximated fair value.

Purchases and sales of securities were recorded on a trade date basis.

       PAYMENT OF BENEFITS

Benefits were recorded when paid.

       PLAN EXPENSES

The Plan paid all investment management fees (see Note 5). The Company paid all other costs and expenses of maintaining the Plan.

(3)    INCOME TAXES

The Internal Revenue Service ("IRS") had determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust were designed in accordance with the applicable sections of the IRC. The Plan had been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(4)    INTEREST IN HS RESOURCES, INC. MASTER TRUST

Most of the Plan's investments were in the HS Resources, Inc. Master Trust ("Master Trust") which was established for the investment of assets of the Plan and the HS Resources, Inc. Employee Investment 401(k) Plan. Each participating plan had an undivided interest in the Master Trust. The assets of the Master Trust were held by the Trustee. At December 31, 1997, the Plan's interest in the net assets of the Master Trust was approximately 11%. Investment income or loss, net of expenses, relating to the Master Trust was allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master
Trust:

                                       August 1,     December 31,
                                        1998            1997
                                      ----------     ------------
                                              (Unaudited)
Investments at fair value:
    Cash and cash equivalents         $       --     $   24,856
    Pooled trusts                             --      4,776,472
    Employer stock                            --      1,083,841
                                      ----------     ----------
                                      $       --     $5,885,169
                                      ==========     ==========


Net investment income for the Master Trust was as follows:

                                         Period Ended
                                           August 1,
                                             1998
                                         ------------
                                         (Unaudited)

    Interest income                       $     350
    Income from pooled trusts               502,884
    Loss from employer stock               (301,547)
                                          ---------
                                          $ 201,687
                                          =========

(5)    RELATED PARTY TRANSACTIONS

Certain Plan investments were units of pooled trust funds managed by the Trustee. Therefore, these transactions qualified as party-in-interest transactions. Fees paid by the Master Trust for the investment management services amounted to $43,223 for the period ended August 1, 1998. Certain Plan investments were also shares of the Company stock.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, HS Resources, Inc. (as Plan Administrator) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          HS RESOURCES, INC. 401(k) &
                                          PROFIT SHARING PLAN

Date:  June 29, 1999                      By: /s/ ANNETTE M. MONTOYA
                                             -----------------------------------
                                          Name:  Annette M. Montoya
                                          Title: Vice President-Accounting &
                                                 Administration



                                          HS RESOURCES, INC. PROFIT SHARING
                                          PLAN

Date:  June 29, 1999                      By: /s/ ANNETTE M. MONTOYA
                                             -----------------------------------
                                          Name:  Annette M. Montoya
                                          Title: Vice President-Accounting &
                                                 Administration

                                  EXHIBIT INDEX


     Exhibit
     Number        Description of Exhibits
     -------       -----------------------

      23.1         Consent of Independent Public Accountants